Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-126811

December 19, 2006

Investors have shown increasing interest in commodities, which as an asset class can offer opportunities to fine-tune a portfolio’s risk and return characteristics. The commodities asset class has experienced strong growth in recent years. Currently, approximately $100 billion* is invested in allocations tracking commodity indexes. The low correlation to financial assets, equity-type returns and risk characteristics offered by commodities provide investors a means to diversify portfolios. The following will describe the composition of commodity markets and popular benchmark methodologies, the rationale for inclusion into investment portfolios, and different vehicles available for commodity investment.

*	Source: Barclays Capital Inc., as of 11/30/06.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks, see “Risk Factors” in the applicable prospectus.

IPATH COMMODITY ETNs

	TICKER SYMBOL	YEARLY FEE*	MATURITY DATE
iPathSM Dow Jones-AIG Commodity Index Total ReturnSM ETN	DJP	0.75%	06/12/2036

iPathSM GSCI® Total Return Index ETN	GSP	0.75%	06/12/2036

iPathSM Goldman Sachs Crude Oil Total Return Index ETN	OIL	0.75%	08/14/2036

*	The investor fee is equal to the Yearly Fee times the principal amount of your Securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your Securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the Index on that day divided by the initial index level. The initial index level is the value of the Index on the inception date.

THE BASICS OF COMMODITIES

WHAT ARE COMMODITIES?

Commodities are the goods used in the initial phase of the manufacturing process, and refer to real assets such as energy, industrial and precious metals, agriculture and livestock. There are two commonly used benchmarks that define the composition of the commodities market.

The GSCI® Total Return Index is a world-production weighted index, the analogue to market capitalization weighting for equities. The weightings also reflect the liquidity of the underlying futures contracts. The Dow Jones–AIG Commodity Index Total ReturnSM is both liquidity (2/3) and production (1/3) weighted, with constraints on individual commodities (15%) and commodity groups (33%) as of the January 2006 rebalancing period. Following the annual rebalancing period, the percentage weighting will fluctuate based on market price changes.

While each index intends to represent the commodity market, construction and methodology differences result in varying portfolio compositions (see Figures 1 and 2).

FIGURE 1

	DJ–AIG COMMODITY INDEX TOTAL RETURNSM	GSCI® TOTAL RETURN INDEX
Number of commodity groups	19	24

Index calculation	Arithmetic	Arithmetic

Weighting method	2/3 liquidity, 1/3 production	Production
	15% for single commodity	and liquidity
	33% cap per
	commodity group*

Launch date	1998	1991

*	As of annual rebalancing. Sources: AIG, Goldman Sachs, as of 9/30/06.

FIGURE 2

COMMODITY GROUP	% WEIGHT IN DJ–AIG COMMODITY INDEX TOTAL RETURNSM	% WEIGHT IN GSCI® TOTAL RETURN INDEX
Energy	26	71

Agriculture	30	11

Precious metals	9	2

Launch date	26	11

Livestock	9	5

Sources: AIG, Goldman Sachs, as of 9/30/06.

WHY INVEST IN COMMODITIES?

One of the most compelling reasons to add commodities to a portfolio is their ability to provide diversification. Commodities have historically low correlations to financial assets such as stocks and bonds.

Commodity and financial asset prices respond differently to capital market and economic conditions, although both are driven by the basic forces of supply and demand. However, because stocks and bonds are publicly traded on a secondary market, prices can quickly reflect forecasted earnings and future cash flows. Conversely, many factors may contribute to how commodity prices respond to market events including warehousing and delivery constraints, changes in supply and demand dynamics, and (in the case of physical commodities) a potential lack of fungibility. Other factors affecting commodity futures prices include weather, agriculture, trade, fiscal, monetary and exchange control policies, disease, pestilence, technological developments and changes in interest rates.

FIGURE 3

CORRELATION COEFFICIENT	DJ–AIG COMMODITY INDEX TOTAL RETURNSM	GSCI® TOTAL RETURN INDEX	GOLDMAN SACHS CRUDE OIL TOTAL RETURN INDEX
DJ–AIG Commodity Index Total ReturnSM	1.00	0.89	0.74

GSCI® Total Return Index	0.89	1.00	0.87

S&P 500® Index	0.07	–0.01	–0.03

Lehman Aggregate Index	–0.02	0.03	–0.01

MSCI EAFE Index	0.22	0.13	0.08

Sources: Goldman Sachs, Lehman Brothers, AIG, S&P, MSCI, Bloomberg (9/30/91–9/30/06), based on monthly returns.

Because commodities have low correlations to stocks and bonds, an allocation to commodities may enhance a portfolio’s risk-adjusted returns by lowering overall portfolio volatility (see Figure 3). However, trading in commodities and commodity futures is speculative and can be extremely volatile. The factors influencing commodity futures prices may affect the value of the relevant index and value of any associated securities in varying ways, and different factors may cause the prices of the index components and the volatilities of their prices to move in inconsistent directions at inconsistent rates.

TOTAL RETURN COMMODITY BENCHMARKS

As discussed earlier, two of the most popular commodity benchmarks are the total return versions of the Dow Jones–AIG Commodity IndexSM and the Goldman Sachs Commodity Index. Both indexes are based on a basket of collateralized commodity futures returns, rather than simply futures price returns over a period of time. Each index calculates returns from three distinct sources (hence the classification, total return):

•	The interest earned from the cash collateral committed to trading in the futures (generally Treasury bills)

•	The change in futures contract price

•	The return from rolling the futures into further dated contracts as they approach expiry

WAYS TO INVEST IN COMMODITIES

Until now, an investor interested in adding commodities to a portfolio had three primary options to choose from:

•	Buying the physical commodity: This approach offers pure exposure to the underlying commodity, but delivery, storage and spoilage may be problematic.

•	Investing through the futures or derivatives market: This has predominantly been limited to large institutional investors with the resources and experience to administer complicated futures portfolios themselves, or to use a total return swap and manage the related counterparty risk.

•	Investing in pooled vehicles such as mutual funds: Until recently, mutual funds presented the most viable option for individual investors or small institutions because they provide convenient access to commodity-linked investment at reasonable costs and low investment minimums.

INNOVATIONS IN COMMODITIES VEHICLES

iPath exchange Traded Notes (ETNs) provide a new way to access difficult-to-reach markets such as commodities. iPath ETNs are unsecured debt securities issued by Barclays Bank PLC and deliver exposure to the returns of an asset class or market with the trading flexibility of an equity. iPath ETNs linked to commodity indexes offer investors cost-effective and tax-efficient

iPATH EXCHANGE TRADED NOTES

access to the returns of popular commodity benchmarks, less an investor fee. Like equities, they trade on an exchange, but they can be shorted on either an uptick or downtick.1 Like an index fund, they offer definable performance linked to the returns of a benchmark.

In addition to daily exchange liquidity, investors in iPath ETNs may redeem their securities directly with the issuer on a weekly basis, typically in a minimum amount of 50,000 units,2 or hold the securities until maturity and receive a cash payment equal to the principal amount of the securities on the final valuation date times the index factor minus the investor fee.

The introduction of iPath ETNs provides investors the vehicles to construct broadly diversified portfolios of traditional assets and alternative, low-correlating assets. Additionally, iPath ETNs deliver exposure to the performance of commodities indexes for long or short tactical strategies, with cost, tax and logistical advantages lacking in traditional commodity investment alternatives.

1.	With short sales, you risk paying more for a security than you received from its sale.

2.	The Issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount. Any such reduction will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. The return on the Securities is linked to the performance of a market index. Historical values of the index or any index component should not be taken as an indication of the future performance of the index during the term of the Securities.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A., assists in the promotion of iPath Exchange Traded Notes. Barclays Global Investors, N.A., and Barclays Capital Inc., are affiliates of Barclays Bank PLC.

Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. Also, the investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. Sales in the secondary market may result in significant losses.

The Securities may be sold throughout the day on the exchange through any brokerage account. However, there are restrictions on the minimum number of Securities you may redeem directly from the Issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. The sale, redemption or maturity of the Securities will generate tax consequences. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors. Factors that may influence the market value of the Securities include the time remaining to the maturity of the Securities; supply and demand for the Securities, including inventory positions with Barclays Capital Inc. or any other market maker; economic, financial, political, regulatory, geographical, biological, or judicial events that affect the level of the index or the market price of the index components; or the creditworthiness of Barclays Bank PLC.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. Your investment may therefore carry risks similar to a concentrated investment in a limited number of industries or sectors. The market value of the Securities may be influenced by many unpredictable factors, including highly volatile commodities prices. Suspension or disruptions of market trading in commodities and related futures may adversely affect the value of your Securities. Changes in the Treasury Bill rate of interest may affect the value of the index and your Securities.

Trading in futures contracts on physical commodities, including trading in the index components is speculative and can be extremely volatile. Market prices of the index components may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and monetary and other governmental policies, action and inaction. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways, and different factors may cause the prices of the index components, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors; further iPath ETNs do not charge sales loads. Buying and selling iPath ETNs will result in brokerage commissions, but the savings from potentially lower investor fees can help offset these costs. iPath ETNs can also provide a means to invest in these markets without committing resources to managing a portfolio of securities or derivatives.

Barclays Bank PLC and its affiliates, including Barclays Global Investors, N.A., and its affiliates, and Barclays Capital Inc., and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

iPath ETNs provide a tax-efficient means to invest in the performance of various market indexes. iPath ETNs should be treated for tax purposes as prepaid contracts with respect to the relevant index, which means that if so treated an investor will only recognize capital gain or loss upon the sale, redemption or maturity of their iPath ETN, unlike mutual funds that may be required to make capital gain distributions to shareholders. iPath ETNs will not make capital gain or income distributions, ensuring investors control over the timing of taxable events related to their investment in iPath ETNs. The foregoing paragraph is not intended to serve as a complete description of the tax treatment of the iPath ETNs. For a more complete description, please see the description of the US federal income tax treatment of iPath ETNs in Barclays Bank PLC’s public filings.

“Dow Jones,” “AIG®,” “Dow Jones–AIG Commodity Index Total ReturnSM,” “DJAIGCISM”, and “Dow Jones–AIG Commodity IndexSM” are registered trademarks or servicemarks of Dow Jones & Company, Inc., and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones–AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp (“AIG–FP”), American International Group, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG, AIG–FP, or any of their respective affiliates or subsidiaries makes any representation regarding the advisability of investing in such products.

Goldman Sachs, GSCI®, GSCI® Index, GSCI® Total Return Index, Goldman Sachs Crude Oil Total Return Index and Goldman Sachs Commodity Index are trademarks or servicemarks of Goldman, Sachs & Co. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The Securities are not sponsored or endorsed by Goldman, Sachs & Co. or any of its affiliates (individually and collectively, “Goldman”). The Securities are not sold by Goldman, Sachs & Co. other than in its capacity as a dealer of the Securities. Goldman makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the Goldman Sachs Commodity Index or any of its subindexes to track general commodity market performance.

©2006 Barclays Global Investors, N.A. all rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. 3556-iP-1106 514-14SP-12/06

Not FDIC Insured • No Bank Guarantee • May Lose Value